UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 7


                               Disc Graphics Inc.
                     -------------------------------------
                                (Name of Issuer)



                                     Common
                      ----------------------------------
                         (Title of Class of Securities)



                                    254590102
                     -------------------------------------
                                 (CUSIP Number)



                                December 31, 2001
                     -------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 6 Pages

                                  SCHEDULE 13G
-------------------                         ------------------------------------
CUSIP No.         254590102                                   Page 2 of 6 Pages
          --------------------------        ------------------------------------


================================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Allen & Company Incorporated
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                              (b)  [X]
-------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
 New York
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
5  SOLE VOTING POWER
   0
--------------------------------------------------------------------------------
6  SHARED VOTING POWER
  350,827 (includes 85,912 shares of Common Stock underlying warrants)
--------------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
         0
--------------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
350,827(includes 85,912 shares of Common Stock underlying warrants)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
350,827(includes 85,912 shares of Common Stock underlying warrants)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                            [    ]
-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
BD; CO
===========================================================================

                                                               Page 3 of 6 Pages
                                  SCHEDULE 13G
Item 1.

                  (a)      Name of Issuer:

                           Disc Graphics Inc.


                  (b)      Address of Issuer's Principal Executive Office:

                           10 Gilpin Avenue
                           Hauppauge, NY 11788-8831

Item 2.

                  (a)      Name of Person Filing:

                           Allen & Company Incorporated ("ACI")


                  (b)      Address of Principal Office or, if None, Residence:

                           711 Fifth Avenue, New York, NY  10022


                  (c)      Citizenship:

                                    New York


                  (d)      Title of Class of Securities:

                                     Common


                  (e)      CUSIP Number:

                                    254590102

                                                               Page 4 of 6 Pages
                                  SCHEDULE 13G

Item 3. If this Statement is filed pursuant to Rule 13(d)-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

     (a) [x] ACI is a Broker or Dealer registered under Section 15 of the Act.


Item 4. Ownership.

                  (a)      Amount Beneficially Owned:

     350,827 (includes 85,912 shares of Common Stock underlying warrants)


                  (b)      Percent of Class:

                  6.3%


                  (c)      Number of Shares to Which Such Person Has:

                             (i)   Sole voting power -  0
                            (ii)   Shared voting power -  350,827
                           (iii)   Sole dispositive power - 0
                            (iv)  Shared dispositive power -  350,827

     Allen Holding Inc.("AHI"), by virtue of its status as the sole stockholder of ACI, may be deemed to share with ACI the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which is ACI is direct beneficial owner.

     Mr. Herbert A. Allen, by virtue of his status as a majority stockholder and the President and Chief Executive Officer of AHI and the President and Chief Executive Officer of ACI, may be deemed to share with AHI and ACI the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which each of AHI and ACI is the direct beneficial owner. Mr. Herbert A. Allen disclaims beneficial ownership of the securities reported to be held by AHI and ACI, except to the extent of his pecuniary interest therein. The shares reported in this Schedule 13G exclude shares of the Issuer's Common Stock which may be owned by other officers, directors or employees of AHI or ACI.


Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable

                                                               Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable

Item 8. Identification and Classification of Members of the Group.

        Not applicable

Item 9. Notice of Dissolution of Group.

        Not applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 6 Pages

     Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002

Allen & Company Incorporated


By:       /s/ Rosemary Fanelli
         ----------------------------------------------
         Name:    Rosemary Fanelli
         Title:   Chief Compliance Officer